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SEC  IMISSION

15026310

SEC FILE NUMBER
8 – 51895

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2014** AND ENDING **DECEMBER 31, 2014**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

FERRETTI GROUP INT, INC.   FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

40 Wall Street, c/o Accounting and Compliance International

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Gettenberg, President   **TEL 212-668-8700**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 20 2015
DIVISION OF TRADING & MARKETS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAsLLP

132 Nassau Street, Suite 1023	New York	NY	10038

X   Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *PHYLLIS WOODS*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *FERRETTI GROUP, INC. as of December 31, 2014*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N O N E

X _____
Signature

CEO

Title

X _____
Notary Public

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires August 22, 2015

This report** contains (check all applicable boxes):

- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- ( ) (c) Statement of Operations.
- ( ) (d) Statement of Cash Flows.
- ( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ( ) (g) Computation of Net Capital.
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
- ( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (x) (l) An Oath or Affirmation.
- ( ) (m) A copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FERRETTI GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	22,972
Due from broker		241,648
Marketable securities		308,993
Other assets		15,026
Total assets	$	588,640

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	85,444
Payable to shareholder		50,000
Total liabilities		135,444

Commitments and Contingencies (Notes 4 and 5)

Stockholders' equity (Note 6)

Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding.	$	10,000
Additional paid-in capital		266,002
Retained earnings		177,194
Total stockholders' equity		453,196
Total liabilities and stockholders' equity	$	588,640

The accompanying notes are an integral part of this statement

FERRETTI GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

Note 1 - **Nature of Business**

Ferretti Group, Inc. (The "Company") is a New York corporation formed for the purpose of conducting business on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k)(2) (ii)of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - **Summary of Significant Accounting Policies**

a) **Revenue Recognition**
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related income and expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) **Income Taxes**
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c) **Cash and Cash Equivalents**
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank account which, at times may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

FERRETTI GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

d) Fair Value Measurements

The Company carries its investments at fair value, ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant participant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

	Fair Value Measurements Using		
	Total	Quoted Price In Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
US Tsy Securities	$308,993	$308,993	$0	$0

e) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2015 and January 30, 2015, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3 -   Profit Sharing Plan

The Company is a sponsor of a defined contribution profit sharing plan for its eligible Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time.

The Company has no liability to the plan as of December 31, 2014.

Note 4 -   Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 5 -   Commitments

Office Space
The Company leases two office spaces pursuant to operating leases. One expires June 30, 2015 with an automatic renewal every year and the second expires July 31, 2015. The future minimum rental commitment through termination is:

Year	Amount
2015	$ 11,200

Note 6 -   Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform
Net Capital Rule (15c3-1), which requires the maintenance of minimum net
capital and requires that the ratio of aggregate indebtedness to net capita, both as
defined, shall not exceed 1500%. At December 31, 2014, the Company had Net Capital of
$438,170 which was $429,140 in excess of its required net capital of $9,030.
The Company's net capital ratio was 30.91%



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street. New York. NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Ferretti Group, Inc.
c/o Accounting and Compliance International
40 Wall Street – 17th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of Ferretti Group, Inc. (the Company) as of **December 31, 2014**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ferretti Group, Inc. as of **December 31, 2014** in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 30, 2015